Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: February 24, 2022

Freightvine

Lily Shen on the Freightvine Podcast

February 24, 2022

Dr. Chris Caplice

Hello and welcome to the Freightvine podcast, your source for all things freight transportation. I'm Chris Caplice, Chief Scientist here at DAT Freight and Analytics, and today I'll be talking with Lily Shen, CEO and President of Transfix. As most of you probably already know, Transfix is a transportation solutions provider that empowers shippers and carriers to truckload, and now less than truckload, freight efficiently through digital brokerage. Founded in 2013, Lilly joined Transfix in 2018 as COO, became the CEO in 2020. Prior to joining Transfix, Lily had several senior management and marketing roles at different financial and other firms, to include eBay and IDEO. In our conversation, Lily and I will discuss exactly what kind of company Transfix is, its culture, and how to maintain culture during a pandemic, as well as their plans to go public via merger with G Squared Ascend in 2022. Following my conversation with Lily I'll be joined by Dr. Inam Yu to discuss the truckload market update. So, let's get started. Welcome the Freightvine, Lily.

Lily Shen, CEO of Transfix

Thank you so much Chris. So excited to be here with you and your audience.

Dr. Chris Caplice

Yeah, yeah, it looks like you're in sunny New York. I wish I could say that. It's raining here in Boston. Not as nice weather as you guys have. So, what made someone, Lily, with marketing experience at financial firms, working in general management at eBay, experience with IDEO, get into trucking? What was that path?

Lily Shen, CEO of Transfix

That's a great question, Chris. The way I think about my career over the years has really been about simply bringing better experiences to customers. And whether that's through business model innovation, technology innovation, service innovation, what I've really focused on is really improving the lives and creating opportunities, right, providing people with better access, transparency, and trust globally. And if you think about it, that's a huge opportunity for our space, for the world of freight. A couple of things that really got me excited about the opportunity to be here at Transfix, is actually the market opportunity itself. If you think about the opportunity for technology data, an augmented with exceptional service, that is a huge opportunity here. I think about the ways in which people will continue to do things manually and in very siloed ways, and the connectivity just doesn't quite exist. And then you think about the impact that we have on the global economy, on consumers such as you and me, and the workforce, right, everyone that is on the frontlines and also behind the scenes in making it all happen. And to have the opportunity to drive change in a sector like this, and improving the lives of people, is really what excited me

Dr. Chris Caplice

Okay, so it's just thinking about it, your experience at eBay. eBay is another two-way market, right? You have a bunch of sellers of things and buyers of things. What are the similarities and differences you see between eBay and what Transfix does with the truckload, mainly a truckload market at this point, but you also have LTL, as well? What are the similarities and differences?

Lily Shen, CEO of Transfix

So, I would say there are a number of similarities and obviously some key differences. The similarities are the fact that you are democratizing access. So, you're bringing buyers and sellers to the platform in the case of eBay, and you're bringing shippers and carriers to the platform in the case of Transfix. And you're providing everyone with better access, better transparency, better insights and data to make better either, in the case of eBay consumer and business decisions, but also in the case of Transfix really helping shippers. Helping shippers access capacity at all times, and hence the importance of really building flexibility into the model, and then helping carriers better access freight based on their preferences. I would say one of the key differences is obviously the end to end execution in the freight. So, you know, we partner very closely with our entire network of carriers and we've built a virtual carrier network. By the end of the day, we're partnering with the carriers, and also drivers, to be able to move the freight from point A to point B most reliably.

Dr. Chris Caplice

Yeah, no, that makes sense. The power relationship, I would guess, in eBay is pretty equal between buyers and sellers because we're all individuals for the most part. Is the same power structure with the shippers, the drivers, and the carriers, or do you think the power shifts between those entities?

Lily Shen, CEO of Transfix

Well, the reality is that power is constantly shifting regardless of place. In the case of eBay, when you think about different verticals, depending on how nascent or mature the category marketplace can be, that can shift. There might be more supply than demand, there might be more demand than supply, you have that dynamic. I think that's the case with any marketplace. You're constantly bringing some level of equilibrium, although it's never going to be perfect, during various times and those times can be really influenced by obviously demand, consumer demand. It could obviously be influenced by weather, so you're constantly thinking through all those factors and, and driving a bit more equilibrium into the marketplace.

Dr. Chris Caplice

Well, do you think that Transfix helps stabilize the market between those entities? Do you think that's one of the roles that Transfix or any intermediary has? What do you, what do you think?

Lily Shen, CEO of Transfix

I would say we, we certainly strive to and I think what's an important thing to note here, is that we're constantly striving to do that and drive that balance for our customers and for our carriers. But obviously, as you know, you continue to scale depending on whether you're bringing on new lanes or executing in new parts of the country. You're always you know, bringing in either more supply and demand to be able to do that. So, it's never perfect.

Dr. Chris Caplice

So, what surprised you the most coming into the truckload industry besides that we don't have to deal with Beanie Babies and everything anymore on eBay? What was a big surprise?

Lily Shen, CEO of Transfix

A couple of things that really surprised me are, truly how fragmented the industry is and how incredibly siloed it is, and therefore, how the systems are very disparate, and really don't talk to each other. And I think that actually speaks to a huge opportunity, but also some of the challenges a lot of shippers face. And being able to connect the dots and then therefore drive truly intelligent data and insights to make better business decisions, and in the same vein for on the carrier side, they're still many are still doing things manually. Pen, paper, Post-its, whiteboards, and so you know, the lack of, I would say, you know, truly modern interfaces and software that helps them really, whether start, grow, or scale their businesses is much needed.

Dr. Chris Caplice

Where do you see the worst technological gaps: is it on the shipper side or the carrier side? What do you think? Because I know when I when I was doing transportation business, the 90s and 2000s. We would have to FedEx diskettes to companies, and people, carriers would take it to their home, because they would have a more a more modern computer at home than they had in their office to respond to these transportation bids. And I know it's gotten a lot better since then. But what do you think, where's the biggest technology gap?

Lily Shen, CEO of Transfix

I would say in the middle.

Dr. Chris Caplice

In the middle?!

Lily Shen, CEO of Transfix

In the middle. But that's what we're building. So I mean, if you think about it, you know, because it's so disparate from this shipper side, because it's so disparate on the carrier side, therefore, the ability to bring that together is exactly what we're building in terms of the platform. Now, how you enhance that, then comes in terms of the additional software capabilities you're providing to each side of the marketplace.

Dr. Chris Caplice

Yeah, yeah, that makes sense. That makes sense. Let me ask a different question about Transfix. You're located in New York City, you're headquartered there. Does that help you or hurt you? Because it's not a typical truckload transportation spot.

Lily Shen, CEO of Transfix

It's not a typical truckload transportation spot, but New York is an incredible hub for very strong and diverse talent. You know, it is truly a melting pot. And this is for every function across the organization. And some incredible tech companies have really started in New York, you think about Datadog, MongoDB, UiPath, Etsy. They all started here in New York, and we've really established a very strong business and culture that's enabled our growth beyond New York. We opened up an office in Atlanta last year, and that's accelerating, it's growing very, very quickly. And you know, we attract and recruit talent from all over the country.

Dr. Chris Caplice

Well, how would you classify Transfix then? Are you a technology company, a brokerage, a software company, a transportation company? Something new? What is Transfix?

Lily Shen, CEO of Transfix

Transfix is really a platform. I would say Chris, it's all of the above. And I think that's an important distinction because we're bringing the best of automation, which means obviously, the core marketplace, internal workflows, internal work tools, the data, the data science and machine learning algorithms we're building that's really powering that. We're building the software products that live on top of that, and we're also integrating with key partners across the ecosystem. And so, when you think about the broader ecosystem and our ability to truly build a tech enabled platform, that's what we're doing.

Dr. Chris Caplice

And do you see as a platform will the shippers and carriers plug into that, or do you see the platform extending out to take over say a TMS ,on the side of the shipper and FMS, a freight management system, on site of the carrier, or do you want to still be that independent platform?

Lily Shen, CEO of Transfix

I would say a core principle for us is always meeting the customers where they're at. So you know, if for example is shipper is on a TMS, we actually have integrations with various TMS. If a shipper does not have a TMS we're building capability and providing that to the shippers make it far more easier for them. And the same on the carrier side. So, you know, I think especially, you know, in a space like ours, where everyone is at a very different place, it's important for us to meet everyone where they're at so we can really help them most quickly and work with them most strategically.

Dr. Chris Caplice

That makes sense, at DAT we try to do the same thing. Do you try to move them up the technology ladder, or enable them to go up? So, if someone starts and they start maybe with just email interface, and then maybe move into something else? Do you try to grow them in, to say an API connection? Or is that something that you keep separate?

Lily Shen, CEO of Transfix

We're always thinking about new offerings to provide and certainly if another offering is going to help, you know, bring them to the next level, we certainly introduce that and partner with them to move them up to value chain.

Dr. Chris Caplice

And so how would you differentiate yourself from some others in this space, such as Uber freight, Coyote, or more traditional brokerages like Coyote, C. H. Robinson, people coined the phrase digital freight brokers, but that seems so binary to me. But where would you put yourself in that continuum? And how would you differentiate?

Lily Shen, CEO of Transfix

I think, an important thing to know with Transfix is that we really think about our platform and what we feel as the perfect combination of technology and people. So, we didn't start as a technology company first, and then figure out the operations. Nor did we start as an operations execution company first and then build the technology. From day one, we've always have been very, very thoughtful about how the two need to come together to truly build a platform for scale. When you talk to shippers, and when you talk to customers and carriers, I would say, a lot of our differentiation comes in not just the what we do, but the how we do it. I would say from a from a technology and data perspective, I mean, you know, I truly believe in a data first strategy, and with focus on the customer. Our offerings are also enterprise grade. So, what we didn't do is you know, build a mobile app that's transactionally, one off matching one load at a time, we truly think about things at an enterprise level at a network level. So certainly, we're working with shippers, you know, who are primarily focused on their own supply chain, but we really look at it in aggregate, and then provide management and matching capabilities for the carriers or on a network.

Dr. Chris Caplice

So, your comment that you made is really interesting how you didn't come in just as a technology company, or just as an operations company. You came in with both feet in both fields, if you will. A lot of people that I talk to, their ultimate goal is to create a bloodless brokerage, or to increase the amount of loads or shipments that are handled that don't require a human touch, because that's what automation can do. Is that something that you see increasing, the more things that are handled automatically, or does every transaction require a human touch, in your opinion?

Lily Shen, CEO of Transfix

I do not believe that everything will be 100% automated.

Dr. Chris Caplice

The robots won't take over.

Lily Shen, CEO of Transfix

However, I can see over time, the areas of focus and what people work on will continue to evolve, right? As automation continues, as digitalization continues, as the adoption upon software continues, where people focus their energy and time can change. And that makes sense. I mean, if you think about other industries that have gone through similar transformation, I mean, think about switchboard operators and how we're communicating these days. We think about the ways in which people shopped, and how people are shopping these days. And I see a similar type of transformation. You know, over time in our sector.

Dr. Chris Caplice

We did a quick study here at MIT and CTL to look at the amount of loads being processed, as much as we could proxy for that, and the number of employees. And we didn't find a strong correlation that the more digital advertised ones tended to have fewer employees, they tended to hire different employees. But the head counts didn't seem to change too much between the traditional, let's work the phone kind of broker, and the more technical ones that just seemed they weren't hiring people to work the phones, but they had more on the technology side. Do you have any sense of that? Do you see that changing, that the headcount will go down or is it just a shifting?

Lily Shen, CEO of Transfix

I believe it's more of a shifting. Well, there's two things I would say to that. With Transfix, one of the things that we are very cognizant of and, you know, we spend time thinking about is, in fact, the automation that we're building with the platform. And, you know, if you look at our employee headcount growth over the years, it hasn't skyrocketed, per se. But we're hiring in the right roles at the right time. And when you look at you know, our volume per headcount, that's actually has actually increased over the years. So, and to me and to us that that speaks to the fact that the tech is working. With that said, I think when you think about the organization and shifts, I mean, you know, one of the areas for example, that we will in fact continue to invest in is sales and marketing. We have built an incredible organization across every part of the function. We have an incredibly strong business that continues to grow. We have great momentum, and we want to accelerate that so for us, you know, sales and marketing, and to continue to bring on great engineering talent is very tough.

Dr. Chris Caplice

Yeah. It's funny talking to carriers and shippers, it's very much a relationship business still. But it's shifted over the last 30 years. When I started getting to this into the early 90s, the relationship was dinners, sports things, sales guys went out there and just gave things away. But that's gone away, but it's more of the relationship where you're trying to solve your customers problems. And so, it seems like a more focused relationship, but you're right the human side hasn't gone away with this, which is surprising to some people, because so much has been so much automation has been brought into the system.

Lily Shen, CEO of Transfix

But I completely agree with you. I think the solutions orientation is incredibly important. Especially as a lot of shippers and carriers for that matter, are really leaning into, “Okay, what does technology look like for the industry? What does technology look like for us?” And I think that's one of the ways in which we've been able to prove ourselves to customers in terms of, not just our ability to execute, but the insights that we're able to provide to help them, and new offerings as well.

Dr. Chris Caplice

Right, right. Right. So, one of the things that Transfix has gotten into recently, I don't know the last year or, so is LTL is that fair? So, you know you're handling more LTL as well as truckload? LTL is a very different market, especially now these days. It's crazy. How did that change things? Was that an easy transition, an easy add, or did that require some more additional changes?

Lily Shen, CEO of Transfix

Yeah, I would say, we just we just launched LTL. So we’re in early stages with it and you know, that's been because of asks from customers. So, as we've continued to grow our business with existing customers and FTL, we've been asked as a matter of fact, when can you do what you do for us with FTL and LTL? When can you do what you're doing for us in FTL and intermodal and drayage? And so, you know, mode expansion is definitely something that we are deeply thinking about and plan to continue to expand.

Dr. Chris Caplice

You picked an interesting time to expand into LTL; it's the tightest LTL market I've ever had. The joke used to be that LTL carriers had infinite capacity, and you had to protect them from sweeping the dock and taking too much and now it's the first time that I've seen in 30 years, where they're refusing loads. It's an interesting time. We'll see how long it lasts. We'll see how long it lasts. So, tell me some more about Transfix and its culture. Are you all Yankees fans, now you're headquartered in New York?

Lily Shen, CEO of Transfix

We have a very spirited team with many favorite leagues and teams across the country. So, I would say, people from our company come from, you know, different parts of the country, different parts of the world, so I can't say everyone's a Yankees fan,

Dr. Chris Caplice

And that's good. That's good. I was gonna shut the interview down. But two questions: you've probably heard a lot about the great resignation, where a lot of people have decided that they they're going to switch and do something else. But people aren't talking about the flip side, which means hiring more people, because a lot of companies who have to hire those people are expanding and growing as well. How are you able to maintain your culture, the Transfix culture, or is that important? Is that not a challenge for you guys, when you have this influx of new employees?

Lily Shen, CEO of Transfix

I'm constantly thinking about our culture, and I'm so proud of the culture that we have. I truly believe it is one of our greatest assets. We have a team that loves to win, that loves to make people successful, that's highly collaborative, truly believes in teamwork, and delivering every day. That's actually one of our values. And when we entered COVID, employee safety and culture were the first two things that came to mind for myself and all our executives. And, you know, and not just maintaining the culture, but how do you continue to even strengthen the culture in a remote environment?

Dr. Chris Caplice

Because you've been you've been hiring people over the last two years during pandemic. So how did your, I'm just curious, how did your hiring practices change during the pandemic versus pre? Did you do still do, you didn't do in person interviews as much? Was it all Zoom interviews? Is that how you, or online? Did you did you change anything; did you have more interviews? I'm just curious because we've struggled with this here at MIT when we interview people, because you never really know you don't get that feel.

Lily Shen, CEO of Transfix

We definitely had to rely on Zoom and Google Meet. Definitely less in person interviews, but you know, I would say what we look for in candidates, obviously there's functional expertise, but the culture fit is a big part of it. And so, I wouldn't say we changed the number of interviews, per se. But I would say that we made sure that because we're so collaborative, that interviewees and candidates were coming in, were meeting even more folks across different functions, to ensure the continued collaboration of you know, kind of teamwork with those that we bring on.

Dr. Chris Caplice

It's so hard. I find it hard to interview for culture or for fit. It's so easy to look at their resume, and asking questions about that. But it's a challenge to get that, especially during the pandemic. Do you see anything staying the same post pandemic, assuming that it will go away, or are there any things you learned during the pandemic, silver lines that you will continue post-pandemic?

Lily Shen, CEO of Transfix

I would say… hm. Things I learned during the pandemic that will keep post pandemic?

Dr. Chris Caplice

Yeah, for example, just to give you time to think about it. Are you going to go back to 100% in the office? Or are we ingrained now to have people work remote? Or is that a hot button topic? You never know with different companies. Because we have, we're very bimodal here, there are some people who are chomping at the bit at MIT to come back five days a week and there are other people who will be very happy never to drive to Cambridge again. And it's very interesting to see how we can satisfy both ends of that population.

Lily Shen, CEO of Transfix

Yeah, you know, we've really taken a hybrid approach. So, it hasn't been up one or the other. We've really thought about it by function, quite frankly. Yeah, certain function and comfort level, quite frankly. And so, you know, as an example, our engineering team, we've decided to make engineering remote indefinitely. Yes, I would say our operations team, that plan is to be in person again, but we currently have a hybrid situation where we're our office is open to those who are comfortable coming in, and so that's great because there's still a meeting spot for folks to convene, come together, do team meetings or huddles or, you know, just have conversations and see each other again. But at the same time, I think we've done a really good job making sure that those who are remote are constantly in the fold, in the know of everything that's going on, regardless of where you're working.

Dr. Chris Caplice

That's the challenge, isn't it? Is it an advantage for them to be remote, or is it a disadvantage? I have a niece whose whole time at her company, she's been remote. She's never met anyone. And so, the question is, is that a good thing? Or is that a bad thing to stay connected like that?

Lily Shen, CEO of Transfix

I think it's incredibly important to stay connected. And I do think that staying connected means something different now than it did when everyone was in person, right? So obviously, at MIT, like you're able to walk down the hall and see everyone, and so you know, some of the things that we designed over the course of last couple years is a little bit of serendipity. So, coffee hours, for example, community groups, ERG groups, just opportunities for employees to come together, you know, based on work that they're doing, or not. And I think it gives everyone an opportunity to get to know people personally. So, I think just you know, designing for that is something that we've done an incredibly good job with.

Dr. Chris Caplice

Yeah, office design too, I'm thinking. Should we go out to Hotelling right. If people are only going to come in two days a week, do they need an office by themselves? Is there ways to change that? So, it's really, it's changing a lot of the culture. So, it's kind of interesting to see how it's playing out across the different industries. Let me switch topics. So, the truckload market is changing dramatically over the last five or so years. Carriers are more sophisticated, shippers and more sophisticated, platforms like yourself are in there and really adding a lot of sophistication. What do you see in this changing market? Where do you see Transfix going forward? Is it changing? Do you see the mission changing? Or do you see it staying the same?

Lily Shen, CEO of Transfix

Our mission has always been to provide a more intelligent and sustainable freight platform for shippers and carriers, so our mission will not change. I actually think that the shifts have been incredibly beneficial for the industry at large, and in 5-10 years, my hope is that every shipper and carrier only wants to work with Transfix.

Dr. Chris Caplice

You're not going to work yourself out of a market. So, the truckload market is kind of interesting because it's like an hourglass, right? There’re millions of shippers there's hundreds of thousands of carriers, full truckload carriers, I think 110,000 new authorities just in 2021. And then in the middle are brokerages, or intermediaries, 3PLs. And that's about 10,000. Do you see that getting tighter? Do you see consolidation in the platform side? Because I don't see it in the shipper or the carrier. But I'm curious what your thoughts are.

Lily Shen, CEO of Transfix

Yeah, I do think that there's going to be more consolidation as we move forward. You know, I do think that traditional brokerages have to figure out the technology sells for them in order to continue to keep growing and to really provide the best solutions for those that they serve. So, you know, I do think there will be more consolidation over time.

Dr. Chris Caplice

Okay. And hopefully, you'll be the one consolidating. I read a recent blog on your website that admonishes shippers and carriers to quote, “stop focusing on the driver shortage and start focusing on wasted miles.” I couldn't agree more. We've done analysis up here and we think it's an efficiency problem, not necessarily a shortage problem. So how was Transfix focusing on this and trying to make it a more efficient market? Can you give us some details how that works?

Lily Shen, CEO of Transfix

Absolutely. So, you know, I would start with our network level approach, which I mentioned earlier. So, this is driving you know, increased utilization. It's also collecting preferences for the carriers, helping them manage their fleets, right. And so we're actually able to access even more real time data, which is going to reduce empty miles and help carriers and drivers and owners and operators really grow their businesses. And this is all enabled by our machine learning platform. So, you know, when I talk about automation, it's in fact, all the steps of the process that we've automated, but that's really been powered by our data platform. And so, our ability to understand carriers’ preferences, where they're at, what they need, what their challenges are, and likewise on the shipper side, is going to enable just better utilization and keep the trucks moving.

Dr. Chris Caplice

And so, the machine learning platform that you have, the matching I assume that's there to match preferences on both sides. How has that evolved? Over the last several years? Have you seen any surprises coming out of that? Because the thing about machine learning that's so fascinating is you get surprised by things because it doesn't just rely on set parameters. Things can come up that that were surprising. Any things that have evolved in that platform over the last couple of years?

Lily Shen, CEO of Transfix

I think one thing that we always knew was that it's obviously highly complex. Sure, right. What people that I would say the data that is necessary, right, to drive that efficiency. You have to be able to identify it, capture it, structure it, so, I mean, this is this is part of, I think any company that's really building out the data science and machine learning capabilities, and I would say the sheer volume of factors and characteristics necessary, we need it.

Dr. Chris Caplice

Absolutely. One of the challenges that we've had with machine learning is to explain it to someone, because sometimes you come with a great solution. But then you say, “Well, why did he come up with that?” And we've always has a challenge that we've had here at MIT and duty to explain why the model says a certain thing. Is that something that you face or is that not as big of a problem?

Lily Shen, CEO of Transfix

I mean, we're constantly evaluating, right, you know, we were constantly testing launching learning like you know, relearning and I think understanding. You know why the models work and don't is a critical component and piece of that.

Dr. Chris Caplice

Okay, last question. Transfix made a splash in Fall 2021, announcing a go-public plan with a special purpose acquisition company by G Squared. Is that something you can talk about, that process? You haven't gone public yet. So, I know you are very, only certain things can be said, but tell us a little bit about what's going on.

Lily Shen, CEO of Transfix

Yeah, I am so incredibly excited about this upcoming transaction. As a company, we've had great momentum in the business. We've been able to grow volume revenue, gross profit margin, throughout even some of the most volatile periods in the freight market. And this gives us the opportunity to accelerate our business, and with an incredible partner. G Squared has actually been an investor in Transfix since 2019, they're incredible investors, they understand the space deeply they've made other investments in the space and we have a great partnership together and they really believe in the long term vision and mission of the company that we're building and have been incredible supporters.

Dr. Chris Caplice

Thanks so much for joining us, Lily.

About Transfix

Transfix is a market-leading, next-generation freight platform transforming the traditional and digital freight sector while bringing transparency, trust, and sustainability to the transportation ecosystem. The company combines deep industry expertise and a world-class class carrier network with advanced technology. The result? Competitive pricing, superior service and reliability, and an intelligent platform designed to optimize the supply chain from start to finish. Today, some of the world's most recognized brands rely on Transfix's trusted carrier network. Transfix was named one of Forbes' "Next Billion-Dollar Startups" and is headquartered in the heart of New York City. For more information, visit www.transfix.io.

About G Squared

G Squared is a global venture capital firm that partners with dynamic companies throughout their life cycles as a complete capital solutions provider, working to create value for companies, investors, employees, and other stakeholders. The firm focuses on investments in growth-stage technology companies and has invested in over 100 portfolio companies since it was founded in 2011. The firm's affiliate, G Squared Ascend I Inc. (“G Squared Ascend I”), offers transformative private companies a path to public markets via SPAC. For more information on G Squared and its portfolio, visit: www.gsquared.com. For more information on G Squared Ascend I, visit: www.gsquaredascend.com.

Media Contact

Chelsea Horn, Carve Communications for Transfix

chelsea@carvecomms.com

(210) 378-8580

Investor Contact

Investors@transfix.io

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I and Transfix, Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4, as amended (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed on February 8, 2021, and Quarterly Reports on Form 10-Q, in each case, under the heading "Risk Factors," and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.